Filed by Raytheon Company

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Raytheon Company

Commission File No.: 001-13699

Date: June 17, 2019

THOMSON REUTERS STREETEVENTS

EDITED TRANSCRIPT

UTX - United Technologies Corp & Raytheon Co Analysts and Portfolio Managers Meeting at the Paris Air Show

EVENT DATE/TIME: JUNE 17, 2019 / 6:30AM GMT

JUNE 17, 2019 / 6:30AM, UTX—United Technologies Corp & Raytheon Co Analysts and Portfolio Managers Meeting at the Paris Air Show

CORPORATE PARTICIPANTS

Akhil Johri United Technologies Corporation—Executive VP & CFO

Carroll Lane United Technologies Corporation—VP of IR

Gregory J. Hayes United Technologies Corporation—Chairman, CEO & President

Neil Mitchill

Patrick Allen

Paul Eremenko United Technologies Corporation—Senior VP & CTO

Robert F. Leduc Pratt & Whitney Company, Inc.—President

Robert K. Ortberg United Technologies Corporation—CEO of Collins Aerospace

Thomas A. Kennedy Raytheon Company—Chairman & CEO

CONFERENCE CALL PARTICIPANTS

Cai von Rumohr Cowen and Company, LLC, Research Division—MD & Senior Research Analyst

Carter Copeland Melius Research LLC—Founding Partner, President and Research Analyst of Aerospace & Defense

Clifford F. Ransom Ransom Research, Inc.—Founder and President

Douglas Stuart Harned Sanford C. Bernstein & Co., LLC., Research Division—SVP and Senior Analyst

Jonathan Phaff Raviv Citigroup Inc, Research Division—VP

Joseph William DeNardi Stifel, Nicolaus & Company, Incorporated, Research Division—MD & Airline Analyst

Julian C.H. Mitchell Barclays Bank PLC, Research Division—Research Analyst

Myles Alexander Walton UBS Investment Bank, Research Division—Research Analyst

Nigel Edward Coe Wolfe Research, LLC—MD & Senior Research Analyst

Noah Poponak Goldman Sachs Group Inc., Research Division—Equity Analyst

Robert Alan Stallard Vertical Research Partners, LLC—Partner

Ronald Jay Epstein BofA Merrill Lynch, Research Division—Industry Analyst

Sheila Karin Kahyaoglu Jefferies LLC, Research Division—Equity Analyst

PRESENTATION

Unidentified Participant

Good morning. Welcome to the Raytheon and United Technologies’ Q&A event with CEOs. This presentation is being carried live on the Internet and is being recorded for replay. Presentation materials are available for download at raytheon.com and utc.com.

The companies also remind listeners that the presentation contains forward-looking statements which are subject to risks and uncertainties that could cause actual results to differ materially from anticipated results. UTC and Raytheon’s perspectives SEC filings including their 8-K, 10-Q and 10-K reports provide details on important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements.

JUNE 17, 2019 / 6:30AM, UTX—United Technologies Corp & Raytheon Co Analysts and Portfolio Managers Meeting at the Paris Air Show

In addition, in connection with the merger to be discussed today, UTC will file with the SEC a registration statement which will include a prospectus of UTC and a joint proxy statement of UTC and Raytheon that will contain important information about UTC, Raytheon, the merger and related matters.

It’s now my pleasure to introduce Tom Kennedy, Chairman and CEO of Raytheon; and Greg Hayes, Chairman and CEO of United Technologies.

Thomas A. Kennedy - Raytheon Company—Chairman & CEO

Good morning, all. Well, that was pretty sad. Hello. Good morning, everybody, and thank you for being here today with Greg and myself. We wanted to share some of our thoughts about something that occurred. And it feels like yesterday, but it’s actually been almost a week, and that is our announcement of the merger of equals between the Raytheon Corporation and United Technologies Company.

I could tell you Greg and I are very excited about this. We spent some time with a lot of our folks here at the Paris Air Show. And I can tell you I talked to a lot of the United Technologies folks, Greg talked to a lot of Raytheon folks, and both came away with we’re not the only people that are excited. The rest of our employees are excited. And I think when your employees are excited, it sends you a message that they believe there’s something very solid about this. And I can tell you something else. There is a group that’s pretty upset with us, and that’s our competitors. And normally when your competitors are upset with you, that’s actually a good sign.

So with that, I will tell you a couple of things here that this is the time for the Raytheon Corporation when things are going pretty good, right? We have — for instance, 2015, we’ve had accelerated growth year-over-year. And if you look at the top end of our guidance for 2019, it shows that accelerated growth is also in vision here for 2019.

Our — the DoD budgets are up. Fiscal year ‘18 budget was up 19 — modernization budget was up 19% year-over-year. And the modernization budget is the part of the budget that’s essentially our addressable market. In ‘19, the address — the modernization budget was up 3%. And if you look at what’s going on in the House relative to the DoD budget for 2020 and also the Senate, we expect the modernization budget to be up in 2020 somewhere between 2% to 3.5%. So we’re following that obviously, but the bottom line is that there was concern that sequestration will come back in, in ‘20. Bottom line is that we don’t see that happening, not based on where the House is today and also where the Senate is.

And actually, Greg and I were last week in D.C. We were walking the Hill, both sides, the House and the Senate, and then obviously both sides of the aisle. And I can tell you there is a strong support for defense moving forward. In fact, several of the Senators and the Representatives we were with, actually during our meeting, they told us that they had to go get some — they’re going to get some classified briefings about the threat and about some of the issues that are going on. And they were obviously very concerned. But they were telling us that, hey, strong defense is important. And whether we — we hear the same messages, whether it was Democrats or whether it was Republicans and whether it was in the House and whether it was in the Senate. So I think it was a clear message that the Congress does support a strong defense moving forward. So that should be off everybody’s mind moving forward, which is great.

Now one thing I will tell you is that it was — it’s not just a domestic market that’s increasing for us. The international market is very strong. It’s the strongest I’ve seen in my career. I’ve been with the company 36 years. And it’s for 2 main reasons, 2 main reasons, and it’s — they shift a little bit as they go through the world.

In Europe, the 2 main reasons. Number one is the perceived threat of Russia on the Eastern border of Europe. And strong input there, we’ve had some major sales: Poland, Patriot sales; Romania bought Patriot; Sweden bought Patriot over the last couple years, so big, big demand seen within Europe, so the one driven by the threat.

But then the other one is driven by the White House administration. And the administration that you’ve heard, that’s been out saying to Europe, especially to NATO, that we expect you to live up to your requirement of 2% of your GDP being spent on defense solutions. And we are seeing that across Europe, we’re seeing companies that are either at the 2% or above in case of Poland. Poland is actually above the 2%. In fact, when I met with the Prime Minister, he asked me to go back to President Trump and tell him that they’re going to hit 2.5% of GDP, so I made sure that we made

JUNE 17, 2019 / 6:30AM, UTX—United Technologies Corp & Raytheon Co Analysts and Portfolio Managers Meeting at the Paris Air Show

that happen. But in any case, Europe is paying attention to this 2%. Not everybody is there, but they — either they’re on their path to get there or they have a plan in place to make that happen, and they’ve shared that plan in place with the U.S. government.

We move over to the MENA region. I mean everybody reads the newspapers. We see a lot of, I would say, insurgency, counterinsurgency, terrorism, in some cases, nation-on-nation stuff. We’re seeing the issues with the tankers, both in the Sea of Oman. That occurred a couple of weeks back. And then just recently in the Strait of Formosa in terms of the — I guess the explosives or somehow they — however they hit those tankers occurring. And so a lot of concern in that region. Also the Houthi that’s fired — they claim a cruise missile hitting a Saudi airport. In any case, a lot of consternation going on in that region, a lot of turmoil. Our traditional customers there are looking for integrated air missile defense solutions and capabilities, and so we are — our sales are up in that area for that reason. So it’s a strong market for us.

And as we move over to Asia-Pacific region, very similar there, threat driven but also driven by the White House’s press to get these countries to take on their own defense. And so obviously, North Korea is a big concern; obviously, also Japan and South Korea. And we also have China and what they’re doing in South China Sea trying to take control of the first and second chain islands. A lot of consternation over Japan in that region. And I can tell you Japan is trying to increase their percent of GDP. The last time I was in Japan, a very high-level official did ask me, “If we went in with 1.5% next year, would that be good enough?” And so they — all these countries are feeling the pressure of the White House administration in terms of ticking up their own defense capabilities.

So bottom line is domestic is up. And I would tell you we’re aligned with something called the National Defense Strategy, which is the underpinnings of the budget. And we — and our international is up. And so we believe over the next 5 years, we will grow sales, we will grow profit faster than sales, and we will grow cash faster than profit. And so we believe the company is on a solid foundation moving forward.

Now moving ahead, if I’m looking in the rear, about a year ago, I contacted Greg and — to talk to him. And the reason I did is we — I did understand that he was spinning off these 2 companies, Otis and Carrier, number one. But then when I looked at what was left, essentially, it was an aerospace and defense company. Defense is only about 25% of their company or their base. And what really intrigued me was not that but the underlying technology that they had and had a little bit of an inkling on that. And then over the course of the last year, I’ve uncovered and looked at under almost every sheet there is to really understand the technology.

And if you don’t know, my background is technology. I’ve used technology to go win many franchises, the Raytheon Corporation. And I know how to convert technology into franchises and into value for shareholders over time. That’s what I’ve done at the Raytheon Company. And I’m seeing a whole set of technology that, from my perspective, through our DoD side is untapped at Pratt & Whitney and especially at Collins, those 2 elements.

And then some — and actually, some of the Collins stuff actually helps us in this whole air traffic control area, which we haven’t talked a lot about with our investors, but there’s a whole new area that’s pushing forward up. And the reason we haven’t really talked about it is the DoD has been outshining it, but that part is moving forward. And some of the technologies that what Collins has, we can bring to bear against that market also.

But the bottom line is, is the technology is there. And so why is that important to me? So I’m going to go back, and I just talked a little bit before about the difference modernization budget. Inside the modernization budget, there’s 2 line items: one line item is procurement; and the other line item is research, development, test and evaluation, it’s RDT&E. The RDT&E budget in fiscal year ‘18 went up 21%. In fiscal year ‘19, it went up 7%. And if we go back to where the House is and where the Senate is, the RTD&E (sic) [RDT&E] budget will be bracketed between 7% to 10% increase over ‘19.

So what does that mean? That means that this National Defense Strategy, where the third pillar talked about we have to catch up with these near — these peer threats. And it specifically called out Russia and China. We need to be able to catch up to them in several areas. And in some cases, we must bypass them. And what they’re doing is they’re taking the National Defense Strategy, and they’re putting money behind it, which is this RDT&E money.

Now that money is what — and you’ve heard me use this before, is the seed corn for the future franchises. And if you don’t — if you haven’t heard me talk about franchises and how we at Raytheon build franchises and keep franchises going for decades, there has to be a starting point. The Department of Defense is starting to create a whole new set of franchises. We have made the right investments at Raytheon to go after these

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franchises, but I can tell you there’s more that we can go after that, with the help of the technology that United Technologies has, we can expand and increase the capture of more of these franchises. This is a period in time when this is available if we — and that is why the timing. We keep in discussion why now? Why now is we need to go after these franchises today because if we don’t, we’ll miss that window.

The Army alone, the Army alone has 6 priorities, 6 priorities. They’ve assigned something called cross-functional teams to each one of these priorities. Within these priorities, there is about 2 franchises at least per these 6 key areas or — and I would say capitalizing to these cross-functional teams. With the technology that United Technologies has plus our technology puts us in a position to go win those franchises.

Again, this is not going to be there 5 years from now. If we don’t act today and take advantage of that, we will miss that market. And that’s why we hear about this technology, why we’re so focused on the technology element of that, it’s going to be a significant enabler for us in our company. And that’s the — so that will allow the combined company to outgrow the aerospace and defense market and as we capture more and more of those — and we know how to capture those franchises. You saw what we did in AMDR takeaway; this EASR, Enterprise Air Surveillance Radar, essentially take away from 2 other incumbents; the 3DELRR, 3D Expeditionary Long Range Radar; next-generation jammer. And all those I just mentioned were all takeaways from incumbents. They had — so we don’t want to be the ones that lose franchises. We want to be the ones that capture new franchises. We know how to go do that. But the bottom line is, is you need the technology to go in. You have to have the highest performance at the lowest cost.

United Technologies helps us with the technology to have the highest performance and also helps us fuse with other commercial cost-reduction activities and how we can capture the cost element of it. And that’s why I’m so excited about it. I think it’s going to take us to the next level. It’s going to help the combined companies do extremely well moving forward.

And I believe this will give us the opportunity to capture billions of dollars of new franchises that don’t just last 5 years. These things last decades. And you can go and look at the catalog of Raytheon franchises, and you’ll see we know how to keep those franchises alive. We know how to build the technology moats around those franchises that keep them alive for decades. And again, this is a onetime opportunity. Go get the budgets. It’s there. It’s kind of hidden. And you can see it’s a onetime opportunity to go create this next generation of franchises to take this company to the highest levels possible.

And with that, I’ll turn it over to Greg.

Gregory J. Hayes - United Technologies Corporation—Chairman, CEO & President

Thanks, Tom. Let’s see here. Well, first of all, as you can see, Tom is excited about the technology as all of us are that have been exposed to this deal over the last really 6 months. I go back to almost a year ago when Tom called me. You’ll recall that was the time that UTC was in the process of deciding do we split the company up, do we keep the commercial and aero businesses together. We’re also trying to close that little business out in Cedar Rapids, Mr. Ortberg’s business. We were busy. And Tom called me up and said, “Hey, what do you think about a merger?” And I said, “I’m kind of busy, Tom.” But frankly, it took me about 5 seconds to say you know what, we see the benefits.

And not to put a spin on this, but Raytheon has been on our radar for 10 years, pun intended there, right, with the radar. But as I think back to 2004, 2005 when I first became the CFO of UTC, there were 3 companies that we coveted as part of the aerospace and defense build-out. There was Rockwell Collins, which was never going to happen. Clay Jones was there. There was Raytheon with Bill Swanson. That wasn’t going to happen. And Marshall Larsen at Goodrich. And of course, over the last 10 years, we have had the opportunity for all 3 of those businesses to become a part of the great family of technologies that we at UTC has.

So when Tom proposed this to me, I said give me a few months. I got a lot of stuff to do. Right? We got to decide first of all on the portfolio. Once the portfolio is done, we got to close on Rockwell. We got to do the integration. But I’d tell you, when — once we started the discussions, it became really apparent to me that the technology advantage that the 2 companies could have together far outweighed any other consideration in terms of bringing these 2 great businesses together.

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We can talk later about valuation. Again, that was a tough nut. I think we got to the right spot there though. I’d also say there’s nothing wrong at UTC which is forcing us to do this today. In fact I think of it as coming from a position of strength. The business — the guidance for the year, we’ll talk about that later, is all fine. The separation activities are on track. All of that is fine. But when Tom approached me, the whole idea was time is of the essence. We all know time is one resource that you can’t make more off. And so we decided this was exactly the right time to bring these businesses together.

I would also say that the puzzle is now complete as far as we’re concerned. As Tom and I have had this conversation, we don’t need any other big M&A to fill out the portfolio. Someone would say, “Greg, you just went from being a conglomerate to a focused aerospace and defense, and now you’re a conglomerate again.” And I would argue that’s exactly wrong. I would tell you that adding A&D exposure with Raytheon to the UTC portfolio is exactly the right thing to do. It’s the right thing to do, again, because of the technologies that Tom has talked about, whether it’s artificial intelligence that will allow us to bring autonomy to the cockpit of an airplane; whether it’s cybersecurity that will allow us to secure the aerospace ecosystem, from ticketing of passengers through the flight envelope, through the aircraft themselves. And it’s the same on the defense side where we think about hypersonics and the technology that Mr. Leduc and Pratt & Whitney have as it relates to high temperature materials. Whether it’s the radios and the GPS that Kelly Ortberg’s business has, all of those things will bring value to the Raytheon portfolio. And that’s what made this so exciting.

So look, I know we caught everybody by surprise. But at the end of the day, as you step back and you think about what was the next logical step for the UTC Aerospace business, it was exactly this. Our customers are getting bigger, right? Boeing and Airbus, as they consolidate, right, Boeing and Airbus trying to in-source more and more work. The only way that we could be successful in the long run is to have the scale and technology of these 2 great companies coming together. And that’s why I think this is such a compelling deal and why I always thank Tom for having the vision to see these businesses come together and to actually make it happen.

So with that, let me stop and let’s open it up. I know there are some questions out there. We have Kelsey and Carroll here to moderate the debate, so let’s have it.

QUESTIONS AND ANSWERS

Unidentified Company Representative

Let’s take the first question from Carter. If everyone could just say your name and what firm you’re with.

Carter Copeland - Melius Research LLC—Founding Partner, President and Research Analyst of Aerospace & Defense

Carter Copeland, Melius Research. Just wondered if you could expand a little bit more on this technology topic. I mean maybe give us some of the most tangible examples you can think of that lead us in this franchise stuff you’re talking about, Tom. And if you had technology gaps to speak of, there are other ways to fill those with partnerships and JVs and stuff like that. Why not go back that route instead of a full outright business combination?

Thomas A. Kennedy - Raytheon Company—Chairman & CEO

First of all, there’s a lot of examples, so I’ll give you one because I think it’s maybe the easiest for folks to understand. Pratt & Whitney and their development of their engines has to deal with one major problem, and that problem is heat and how hot things get inside the hot section of their engines. And so they developed over their decades of doing this work a lot of technologies, capabilities. Some of it’s in modeling and simulation of heat transfer. Some of it’s in material science and developing materials that can withstand this heat. And some of it’s in what we call thermal management, being able to take that heat and then — and transfer it out of the hot section as fast as possible. And that technology turns out as directly applicable to hypersonics, and it’s the — I would tell you in terms of the overall hypersonic sets, one of the biggest technical challenges that everybody is facing in trying to bring these hypersonic new capabilities to the marketplace. And so right off the bat, we can tap right into that.

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And you say, well, why don’t you just go buy that from them? And I’d say — I asked Bob, “Bob, would you sell me this stuff?” He says, “hell no.” So these guys aren’t going to share that technology. It’s the secret sauce that they use to give them a competitive advantage in the marketplace. The hotter you can make these sections and control the temperature in those sections, the more efficiency you get out of your engines. And then in Pratt, these are [done] by the efficiency of their engines moving forward, so they have — if you ask about where they’d put a lot of technology, it’s in that area. And we’ll be able to leverage that instantaneously in some of these new franchises that are moving out there. So that’s a key area there.

And if you put — I’ll tell you what, technology is changing, and this is one other point we — Greg might have brought this up. It’s also something that is underlying in all this, is technology. We used to think it was changing linearly, Moore’s Law, every 18 months processing power doubles. It turns out we were on an exponential curve, first part of which is linear. We’re right at this customer where things are taken off, and the technologies that are impacting us are out of manufacturing. Also this quantum computing stuff that’s going on, we’re heavily engaged in that on the Raytheon side, big area there. Machine learning, right, they bring that up, artificial intelligence. And we have a combination. We’re doing machine learning on the Raytheon side, and United Technologies is doing machine learning on their side. The combination of these 2 capabilities will now enable us to take those into the marketplace.

The bottom line is people are not going to share their, I would call it, secret sauce and give that to another company because that’s what they compete on day in and day out. JV constructions are not fast enough to respond to this exponential change in technology. So it’s a speed issue, and it’s an issue of protecting the — your most important IP. And so this is — this merger allows us to essentially overcome those areas and take that technology to the market in the fastest way possible.

Gregory J. Hayes - United Technologies Corporation—Chairman, CEO & President

[Ron]?

Unidentified Analyst

So there’s a concern, Greg, that you’re being an empire builder here, that this is scale for scale’s sake and that the business was somehow less focused and that you’re back to being a conglomerate all over again. What do you...

Gregory J. Hayes - United Technologies Corporation—Chairman, CEO & President

What was your question there?

Unidentified Analyst

Yes. Yes. I mean what do you think of that?

Gregory J. Hayes - United Technologies Corporation—Chairman, CEO & President

I think it’s absolutely wrong. I mean let’s — first of all, if I was going to be an empire builder, I’m not sure I would have sold Carrier, I’m not sure I would have sold Otis, I probably wouldn’t have sold Sikorsky, we probably wouldn’t have sold Hamilton Sundstrand industrial units. The whole focus of our business in the last 5 years has been how do you tailor a portfolio that is focused on the customers and end markets that you want to play in. And I would tell you this transaction gives us exactly that. So if we were 27% defense, we didn’t spend a lot of time talking about that, but with the acquisition of Rockwell, we got a world-class defense business on top of what Bob already had with the JSF franchise and many other things that Matthew Bromberg, sitting over there, has with a military engine business. We are in that marketplace. And again, I’ll go back and I’ll defend the scale comment because I think as I look at Boeing, what they’re trying to do; as I look at Airbus, as they talk about in-sourcing the cells and interiors and everything else, they want a $50 billion aftermarket. How do we push back? How do we compete against the Boeings and the Airbuses of the world? I think this is — again, this is a transaction, this merger of equals it gives us unprecedented scale. We got a great balance

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sheet, right? We get the opportunity to return a lot of capital to share owners at a very short period of time, $18 billion to $20 billion over the next 3 years. And we get this technology that is second to none. These are the company jewels that we’re talking about being able to share. And you don’t share those through JVs. You spread risk, you spread investment through JVs, but you don’t share technologies. And I think this is again the compelling reason that Tom and I decided that this is the right thing for both of our share owners.

Unidentified Company Representative

So next question from Sheila.

Sheila Karin Kahyaoglu - Jefferies LLC, Research Division—Equity Analyst

Sheila Kahyaoglu from Jefferies. So there’s been a lot of misunderstanding about who got the better deal here, so there’s a question for each of you. Greg, given the 57%-43% ownership structure and how did you value the Aerospace, RemainCo and the GTF cash flows about the turn? And Tom, the same question for you. How did you think about it from Raytheon shareholders’ perspective given your pristine balance sheet and how do you think they got a fair deal?

Gregory J. Hayes - United Technologies Corporation—Chairman, CEO & President

So look, the valuation was the biggest challenge with bringing these 2 companies together because UTC Aerospace does not have a market value. And so Mike Dumais and Toby spent a lot of time together trying to figure out what is the right methodology. You can take — we looked at multiples, you look at EBITDA, you look at EV, you look at all of those things. At the end of the day, we thought the best way to value these businesses is to look at cash flows, which is the same way I believe most of you value businesses over the long term is discounted cash flows. And so we spent a lot of time with Toby and Tom explaining the UTC business, what the cash flows look like.

But the key for us was to get the full and fair value for the things that we have invested in. That means Rockwell Collins, right? So $600 million of synergies, that’s baked into the DCF. So your investment returns that we’re going to see. And GTF, we talked about a 44-year DCF model of GTF. I recognize after 20 years it probably doesn’t matter. But the point is there was a level of detail here to make sure that nothing was missed in terms of the value of the Aerospace business.

And we did the same thing with the Raytheon business. We took a look at their numbers. We took a look at their growth rates. We took a look at the programs. All of this at a level of detail to give us comfort in terms of what is the intrinsic value of the Raytheon business versus the intrinsic value of the UTC Aero business. And I would tell you that both of those businesses, and I think you would all agree, are probably undervalued today in the market. And that is one of the challenges in this whole deal is when you have an undervalued stock, how do you go about a transaction that makes sense for both share owners. And that’s why we came back to this DCF. And you can look over the next 5 years we’ll generate, let’s see, how much cash? Akhil? $40 billion or so of cash. If we just look at just in 2021 $8 billion of cash that we’re going to generate. $4.7 billion of that comes from UTC, $3.3 billion comes from Raytheon. The fact is if you look at all of the cash generation, it comes back to just about that same ratio, whether it’s 57, 58, 42, 43. But the fact is I think we got full and fair value for all of the investments. And I think Tom observes that at least from our perspective, it was the same outcome.

Thomas A. Kennedy - Raytheon Company—Chairman & CEO

Right. And so let me follow up on Greg. We spent an enormous amount of time on the valuation, and it was an enormous amount. And as Greg said, we did use multiple methodologies. The one that we felt when looking at all the methodologies that was closest to, I think, fairness for both companies was the discounted cash flow. But we used the other methodologies to understand where that fit. And I can tell you in the endgame, all the methodologies tended to align in terms of the distribution of the — for the 43%, 57%. So it wasn’t any one that drove us, but we use a

JUNE 17, 2019 / 6:30AM, UTX—United Technologies Corp & Raytheon Co Analysts and Portfolio Managers Meeting at the Paris Air Show

discounted cash flow to kind of make sure we had fairness between both sides moving forward. And bottom line is with the amount of time we’ve put into it, we feel very comfortable with this valuation.

Akhil Johri - United Technologies Corporation—Executive VP & CFO

And just to add one thing with — so I guess I’d make just one quick other comment. But as we look at the 5-year cash flows that Greg talked about, cumulative basis over 5 years, the contribution from both sides is 58%-42%. So you can talk about one particular area, you can talk about a point of time. But when you look at 5-year cash flows that Greg was talking about, it’s 58%-42% contribution from both sides, right? And that’s being pressure tested to some extent. Obviously, it could be wrong, but that’s where we are as part of the valuation.

Gregory J. Hayes - United Technologies Corporation—Chairman, CEO & President

Thanks, Akhil. Who’s next?

Thomas A. Kennedy - Raytheon Company—Chairman & CEO

Let’s go to Myles.

Myles Alexander Walton - UBS Investment Bank, Research Division—Research Analyst

Myles Walton, UBS. Tom, you talked a lot about the technology as being a driver to the transaction. Just curious as you looked at the alternatives to creating value, you have an untapped balance sheet. How much thought was given into going on the path of using that balance sheet for existing Raytheon shareholders...

Thomas A. Kennedy - Raytheon Company—Chairman & CEO

[Can we just play,] leverage up and buy back a bunch of stock. We’ll be out of business in 10 years based on where the Department of Defense is going. We would miss this suite of new franchises that’s coming online and be out of business in 10 years. Or we’d be selling at a faction. We would do a major disservice to our shareholders.

Unidentified Company Representative

Let’s take the next question from Julian.

Julian C.H. Mitchell - Barclays Bank PLC, Research Division—Research Analyst

Julian Mitchell from Barclays. Maybe just following up on the cash flow commentary, your $6 billion of free cash this year, $8 billion in 2 to 3 years time, 2021. Maybe you could give us some color around not the split between the 2 companies but some of the levers around EBITDA versus CapEx and working capital and also the extent to which you think that $8 billion number is conservative or aggressive.

Gregory J. Hayes - United Technologies Corporation—Chairman, CEO & President

Yes. So the $8 billion number, as I’ve mentioned before, right, that’s $3.3 billion from Raytheon, it’s $4.7 billion from the Aero business. That’s about twice as much cash as I think Kelly and Bob are generating today. That comes from 3 places: it comes from a reduction in CapEx finally; it comes from better inventory turns as production ramps up at both businesses; and it just comes from higher net income. I think if you look at the business

JUNE 17, 2019 / 6:30AM, UTX—United Technologies Corp & Raytheon Co Analysts and Portfolio Managers Meeting at the Paris Air Show

on an EBITDA basis, of course, it’s even better, right? You’re talking about a tremendous — especially if we consider this merger with Raytheon, there’ll be a tremendous amount of amortization out there. And we’ll be looking at ways to measure the business without that because I think it will show a truer picture of the true cash generation. I said this last week on — I don’t know where we were, one of those sessions. But we will be a cash machine, and that cash gives us optionality. It gives us options to return to share owners. It gives us options to invest in all this new technology. We’re not going to be capital constrained in the new world.

Thomas A. Kennedy - Raytheon Company—Chairman & CEO

And the only thing I’d add is that for the Raytheon shareholders, you know that in 2020, we have a step-up in pension contributions of about $600 million. So once that — over the — a couple of years out, once that steps back down again, that 8 — this $8 billion would have been 9 — closer to $9 billion and moving forward. So bottom line, it’s a great cash-generating company.

I think we have time for one more. Nigel?

Nigel Edward Coe - Wolfe Research, LLC—MD & Senior Research Analyst

Nigel Coe from Wolfe Research. So can we talk about change of control? To what extent does this deal trigger change of control clauses with customer contracts? And maybe just touch on change of control in terms of executive compensation as well.

Thomas A. Kennedy - Raytheon Company—Chairman & CEO

Yes.

Gregory J. Hayes - United Technologies Corporation—Chairman, CEO & President

Let me start because, obviously, change in control was a big concern at the UTC level because of some of the contracts. Having just lived through this change of control with Kelly’s business, we were very, very cognizant. In fact, we did not want to have change of control. And that went into all the discussions that Tom and I had around this merger of equals process. But at the end of the day, we don’t trip change of control. There is no change of control for any of my leadership team, for myself, where we waived any type of compensation. There’s no big payday here for the UTC management team, nor I think Tom has any big payday for you because he’s — Tom has actually waived his change of control. So I think I again...

Thomas A. Kennedy - Raytheon Company—Chairman & CEO

Not minimal, by the way. And the reason — so the reason I did is I’m a believer. I’m a believer. I’m a believer that we can make this the best aerospace and defense company in the world based on the technology that we have. And I’ve been working with Greg here for a year. We’ve had a whole set of plans in place and how we’re going to go monetize this capability moving forward. But I’m a believer, and I’m going to be here for 2 years to work side-by-side with Greg, to go take this company to the next level. And I did. I did waive my change of control. And you can go up and look in the proxy and see the amount of money I put to the side to go forward with this because I believe the upside in this company will more than make up for that.

Gregory J. Hayes - United Technologies Corporation—Chairman, CEO & President

So it’s not about enriching management, it’s about enriching share owners over the long term.

JUNE 17, 2019 / 6:30AM, UTX—United Technologies Corp & Raytheon Co Analysts and Portfolio Managers Meeting at the Paris Air Show

Thomas A. Kennedy - Raytheon Company—Chairman & CEO

Right. And it’s really about building a great company with great people. Each of the businesses separate have people; but I think combined, we really will be the best aerospace and defense company in the world. 50% domestic, 50% international, 50% commercial, 50% defense, it’s an underlying technology base that’s second to none. And I think that’s the company that we will have. That’s our vision. And I believe it’s within the grasp of us to achieve that. And you can see my, I would call it, dedication to make this happen just by the fact — as one element of what I’ve done to be part of this is to waive my change of control.

On the other part of the question, part B, where there — is there impact to any contracts that Raytheon has, there we were looking at every one of our contracts. Right now, we don’t believe there’s any. We’ll have that information out when I’ve finished up here in the next — probably the next couple of months, and we’ll let you know. But right now, we don’t see — we don’t have any commercial contracts that we believe have any clauses and are cause of concern. But we have to go through every single contract just to make sure.

Gregory J. Hayes - United Technologies Corporation—Chairman, CEO & President

So I want to thank you, Tom, for joining us this morning. But I also want to thank him for the passion and for the leadership on this technology question. These businesses come together because of technology and because of the foresight that Tom had to bringing the businesses together, so I want to thank the whole Raytheon team. I want to thank the UTC team who’ve put all this together. It’s going to be a great deal, and it’s going to be an even greater company when we’re all done. So thank you, Tom. Appreciate it.

And so what we’re going to do, we’re going to take about a 3-minute break here while we change out. We’re going to move over to the UTC investor webcast. I’ll just ask you to remain seated while we get set up for that.

Thomas A. Kennedy - Raytheon Company—Chairman & CEO

I apologize for leaving, but I have some customers from MENA who want to close some deals, and I like to close deals, so...

Gregory J. Hayes - United Technologies Corporation—Chairman, CEO & President

Thank you, Tom.

Unidentified Participant

Thank you. That concludes the Raytheon and United Technologies Q&A portion of the event. Please remain seated as we transition to the United Technologies Investor and Analyst Meeting. (Operator Instructions)

Cautionary Statement Regarding Forward-Looking Statements

This communication contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide Raytheon Company’s (“Raytheon”) and United Technologies Corporation’s (“UTC”) respective management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “expectations,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate,” “will,” “should,” “see,” “guidance,” “outlook,” “confident,” “on track” and other words of similar meaning. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, share repurchases, tax rates, R&D spend, other measures of financial performance, potential future plans, strategies or transactions, credit ratings and net indebtedness, other anticipated benefits of the proposed merger or the spin-offs by UTC of Otis and Carrier into separate independent companies (the “separation transactions”), including estimated synergies and customer cost savings resulting from the proposed merger, the expected timing of completion of the proposed merger and the separation transactions, estimated costs associated with such transactions and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation: (1) the effect of economic conditions in the industries and markets in which UTC and Raytheon operate in the U.S. and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, levels of end market demand in construction and in both the commercial and defense segments of the aerospace industry, levels of air travel, financial condition of commercial airlines, the impact of weather conditions and natural disasters, the financial condition of our customers and suppliers, and the risks associated with U.S. government sales (including changes or shifts in defense spending due to budgetary constraints, spending cuts resulting from sequestration, a government shutdown, or otherwise, and uncertain funding of programs); (2) challenges in the development, production, delivery, support, performance and realization of the anticipated benefits (including our expected returns under customer contracts) of advanced technologies and new products and services; (3) the scope, nature, impact or timing of the proposed merger and the separation transactions and other merger, acquisition and divestiture activity, including among other things the integration of or with other businesses and realization of synergies and opportunities for growth and innovation and incurrence of related costs and expenses; (4) future levels of indebtedness, including indebtedness that may be incurred in connection with the proposed merger and the separation transactions, and capital spending and research and development spending; (5) future availability of credit and factors that may affect such availability, including credit market conditions and our capital structure; (6) the timing and scope of future repurchases by the companies of their respective common stock, which may be suspended at any time due to various factors, including market conditions and the level of other investing activities and uses of cash, including in connection with the proposed merger; (7) delays and disruption in delivery of materials and services from suppliers; (8) company and customer-directed cost reduction efforts and restructuring costs and savings and other consequences thereof (including the potential termination of U.S. government contracts and performance under undefinitized contract awards and the potential inability to recover termination costs); (9) new business and investment opportunities; (10) the ability to realize the intended benefits of organizational changes; (11) the anticipated benefits of diversification and balance of operations across product lines, regions and industries; (12) the outcome of legal proceedings, investigations and other contingencies; (13) pension plan assumptions and future contributions; (14) the impact of the negotiation of collective bargaining agreements and labor disputes; (15) the effect of changes in political conditions in the U.S. and other countries in which UTC, Raytheon and the businesses of each operate, including the effect of changes in U.S. trade policies or the U.K.’s pending withdrawal from the European Union, on general market conditions, global trade policies and currency exchange rates in the near term and beyond; (16) the effect of changes in tax (including U.S. tax reform enacted on December 22, 2017, which is commonly referred to as the Tax Cuts and Jobs Act of 2017), environmental, regulatory and other laws and regulations (including, among other things, export and import requirements such as the International Traffic in Arms Regulations and the Export Administration Regulations, anti-bribery and anti-corruption requirements, including the Foreign Corrupt Practices Act, industrial cooperation agreement obligations, and procurement and other regulations) in the U.S. and other countries in which UTC, Raytheon and the businesses of each operate; (17) negative effects of the announcement or pendency of the proposed merger or the separation transactions on the market price of UTC’s and/or Raytheon’s respective common stock and/or on their respective financial performance; (18) the ability of the parties to receive the required regulatory approvals for the proposed merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and approvals of UTC’s stockholders and Raytheon’s stockholders and to satisfy the other conditions to the closing of the merger on a timely basis or at all; (19) the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; (20) risks relating to the value of the UTC shares to be issued in the proposed merger, significant transaction costs and/or unknown liabilities; (21) the possibility that the anticipated benefits from the proposed merger cannot be realized in full or at all or may take longer to realize than expected, including risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; (22) risks associated with transaction-related litigation; (23) the possibility that costs or difficulties related to the integration of UTC’s and Raytheon’s operations will be greater than expected; (24) risks relating to completed merger, acquisition and divestiture activity, including UTC’s integration of Rockwell Collins, including the risk that the integration may be more difficult, time-consuming or costly than expected or may not result in the achievement of estimated synergies within the contemplated time frame or at all; (25) the ability of each of Raytheon, UTC, the companies resulting from the separation transactions and the combined company to retain and hire key personnel; (26) the expected benefits and timing of the separation transactions, and the risk that conditions to the separation transactions will not be satisfied and/or that the separation transactions will not be completed within the expected time frame, on the expected terms or at all; (27) the intended qualification of (i) the merger as a tax-free reorganization and (ii) the separation transactions as tax-free to UTC and UTC’s stockholders, in each case, for U.S. federal income tax purposes; (28) the possibility that any opinions, consents, approvals or rulings required in connection with the separation transactions will not be received or obtained within the expected time frame, on the expected terms or at all; (29) expected financing transactions undertaken in connection with the proposed merger and the separation transactions and risks associated with additional indebtedness; (30) the risk that dissynergy costs, costs of restructuring transactions and other costs incurred in connection with the separation transactions will exceed UTC’s estimates; and (31) the impact of the proposed merger and the separation transactions on the respective businesses of Raytheon and UTC and the risk that the separation transactions may be more difficult, time-consuming or costly than expected, including the impact on UTC’s resources, systems, procedures and controls, diversion of its management’s attention and the impact on relationships with customers, suppliers, employees and other business counterparties. There can be no assurance that the proposed merger, the separation transactions or any other transaction described above will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of UTC and Raytheon on Forms 10-K, 10-Q and 8-K filed with or furnished to the Securities and Exchange Commission (the “SEC”) from time to time. Any forward-looking statement speaks only as of the date on which it is made, and UTC and Raytheon assume no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Additional Information and Where to Find It

In connection with the proposed merger, UTC will file a registration statement on Form S-4, which will include a document that serves as a prospectus of UTC and a joint proxy statement of UTC and Raytheon (the “joint proxy statement/prospectus”), and each party will file other documents regarding the proposed merger with the SEC. In addition, in connection with the separation transactions, subsidiaries of UTC will file registration statements on Form 10 or S-1. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive joint proxy statement/prospectus will be sent to UTC’s stockholders and Raytheon’s stockholders. Investors and security holders will be able to obtain the registration statements and the joint proxy statement/prospectus free of charge from the SEC’s website or from UTC or Raytheon. The documents filed by UTC with the SEC may be obtained free of charge at UTC’s website at www.utc.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from UTC by requesting them by mail at UTC Corporate Secretary, 10 Farm Springs Road, Farmington, CT, 06032, by telephone at 1-860-728-7870 or by email at corpsec@corphq.utc.com. The documents filed by Raytheon with the SEC may be obtained free of charge at Raytheon’s website at www.raytheon.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Raytheon by requesting them by mail at Raytheon Company, Investor Relations, 870 Winter Street, Waltham, MA, 02541, by telephone at 1-781-522-5123 or by email at invest@raytheon.com.

Participants in the Solicitation

Raytheon and UTC and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information about Raytheon’s directors and executive officers is available in Raytheon’s proxy statement dated April 16, 2019, for its 2019 Annual Meeting of Shareholders. Information about UTC’s directors and executive officers is available in UTC’s proxy statement dated March 18, 2019, for its 2019 Annual Meeting of Shareowners. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Raytheon or UTC as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.